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                                File No. 70-09421
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 1 to
                                    Form U-1

                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600
              ____________________________________________________

              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                           J.W. Trost, Vice President
                    Columbia Energy Group Service Corporation
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600
              ____________________________________________________

                     (Name and address of agent for service)

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         Columbia Energy Group hereby amends and restates its
Application-Declaration in its entirety:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

         Columbia Energy Group ("Columbia"), a Delaware Corporation, and a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), is seeking to engage in the factoring of accounts receivable through one or more, existing or newly-formed or acquired, direct or indirect subsidiaries (hereinafter referred to collectively as "Factoring Sub").(1)

PROPOSED FACTORING PROGRAM

         Columbia proposes to have Factoring Sub engage in the factoring of accounts receivable interests ("Receivables") of associate companies and of nonassociate companies.(2) Factoring Sub would limit the acquisition of Receivables from nonassociate companies so that the trailing twelve-month average amount of nonassociate company Receivables held as of the end of any calendar month would be less than the trailing twelve-month average amount of any Receivables acquired from Columbia associate companies held as of the end of such calendar month (the "fifty-percent" limitation). The Commission has previously authorized other registered holding companies to factor Receivables in the manner proposed above. See, e.g., Central and South West Corporation, Holding Co. Act Release No. 25995 (March 2, 1994); Allegheny Power System, Inc., Holding Co. Act Release No. 26401 (Oct. 27, 1995); New Century Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997). Columbia further proposes, as part of the factoring program, to have Factoring Sub enter into purchase and sales agreements with reputable third-party financial institutions and their subsidiaries ("Purchasers"). The Commission has previously authorized at least one other registered holding company and its subsidiaries to transfer Receivables to third-party Purchasers. See, e.g., Connecticut Light & Power Company, Holding Co. Act Release No. 26761 (Sept. 29, 1997).

         Factoring Sub would purchase Receivables from associate or nonassociate companies as such Receivables are generated. No additional financing would be necessary to acquire the Receivables because Factoring Sub would sell these same Receivables to Purchasers through simultaneous (i.e., same-day) transactions.

--------

(1) Columbia asks the Commission to reserve jurisdiction over the acquisition of an entity that is already engaged in factoring of accounts receivable for third parties.

(2) Such nonassociate companies would either be public utility companies or holding companies within the meaning of the Act, or entities that are engaged in "energy-related" or "gas-related" activities of the type described in Rule 58.

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         Factoring Sub would purchase Receivables from an associate company by discounting at a rate based on, among other things, Factoring Sub's cost of capital and the collection history of the associate company. While Purchasers would have the right to appoint collection agents, Columbia expects that Purchasers would elect to maintain current collection procedures, which are managed by associate companies. Thus, the discounting of Receivables acquired by both Purchasers and Factoring Sub would incorporate a collection fee component attributable to the collection services rendered by associate companies.

         For financial reporting purposes, Columbia would treat both the transfer of Receivables from associate or nonassociate companies to Factoring Sub and the transfer of Receivables from Factoring Sub to Purchasers as sales under generally accepted accounting principles. Columbia would ensure that such sales activities comply with Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, issued in June 1996 by the Financial Accounting Standards Board ("FAS 125"). FAS 125 would mandate that any Receivables sold to Purchasers be isolated from Columbia and its creditors, even in bankruptcy or receivership of Columbia; that Columbia not maintain effective control over the transferred assets through repurchase and similar arrangements; and that Factoring Sub and any subsequent Purchasers have the right to pledge or exchange the Receivables.

         As transferees, Factoring Sub and Purchasers would bear the risk of the uncollectibility of Receivables, but would retain limited recourse against the transferors of these assets. Such recourse claims would include liability for
(i) failure to transfer first priority ownership interests in the underlying assets, (ii) transferor's breach of its representations, warranties and covenants, and (iii) certain indemnity obligations. To secure any remedies stemming from such claims, the transferees would be granted security interests in the bank accounts into which payments on the Receivables are to be deposited.

         The benefits of operating the proposed factoring program are four-fold. First, Columbia believes that the factoring of Receivables of Columbia's operating subsidiaries would reduce capitalization requirements of the latter. Second, the factoring program would provide a new, non-traditional source of funds for Columbia and its operating companies, thereby leaving Columbia's existing funding sources less utilized. Third, the effective cost of the factoring program is expected to be comparable to or slightly less costly than Columbia's cheapest source of capital (currently commercial paper). Finally, Columbia's shareholders should benefit from earnings generated by the program's purchase and sale of Receivables of nonassociate utility companies, the risks of which would be familiar to Columbia.

AUTHORIZATION REQUESTED

         Columbia requests authorization for its Factoring Sub to engage in the factoring of accounts receivable, which would supplement customer financing and certain intrasystem financing activities which are deemed to require no additional approval from the Commission.

                                   * * * * * *


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         Rule 24(c)(1), in pertinent part, provides that, unless otherwise designated in an application or declaration, every order is subject to a requirement that the transaction proposed be carried out within 60 days of the date of such order. As a practical matter, the failure to designate an alternative period has led to a number of lapsed orders in the past, necessitating the filing of post-effective amendments and the issuance of supplemental orders. To avoid a recurrence of this situation, Columbia hereby designates a period from the date of the order in this matter to its express termination by subsequent order as the period in which it will carry out transactions authorized in this order, or previously authorized by Commission order, in accordance with the terms and conditions of, and for the purposes as authorized by the relevant orders.

         (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

         Not applicable.

         (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

         Not applicable.

         (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

         Not applicable.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal fees in connection with the preparation of the Application-
Declaration . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $7,500.00

         (b) If any person to whom fees or commissions have been or are to be paid in


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connection with the proposed transaction is an associate company or an affiliate of any applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

         The Columbia Energy Group Service Corporation will render certain legal services at cost.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in absence of a specific exemption, state the basis of exemption.

         Sections 6(a), 7, 9(a), 10, 12 and rules thereunder are applicable.

         Columbia does not own, nor operate nor is it an equity participant in any Exempt Wholesale Generator or any Foreign Utility Company and will not be a company that owns, operates or has an equity participation in an Exempt Wholesale Generator or Foreign Utility Company as a result of the approvals requested herein. Columbia does not have any rights or obligations under a service, sales or construction contract with an Exempt Wholesale Generator or Foreign Utility Company as a result of the proposed transactions.

         To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or any provision of the rules and regulations other than those specifically referred to herein, a request for such authorization, approval or exemption is hereby made.

         (b) If any applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

                  Not applicable.

ITEM 4.  REGULATORY APPROVAL

         (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

                  Not applicable.

         (b) Describe the action taken or proposed to be taken before any Commission named in answer to Paragraph (a) of this item in connection with the proposed transaction.


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                  Not applicable.

ITEM 5.  PROCEDURE

         (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

         It is respectively requested that the Commission issue its notice by February 26, 1999 and its order on or before March 29, 1999.

         (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) specify that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) specifies that there should not be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         (a) Exhibits

                  F Opinion of Counsel (to be filed by amendment).

                  G Draft Notice.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

         As more fully described in Item 1, the proposed transactions relate only to the expanded scope of financial activities of a subsidiary company and have no environmental impact in and of themselves.

         (b) State whether any other federal agency has prepared or is preparing an


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environmental impact statement ("EIS") with respect to the proposed transaction.
If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

                  No federal agency has prepared or is preparing an EIS with respect to the proposed transaction.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                    COLUMBIA ENERGY GROUP

Date: February 16, 1999             by: //s//M.W. O'Donnell
                                    --------------------------------------------
                                    M.W. O'Donnell, Senior Vice President
                                    & Chief Financial Officer


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EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION

(Release No.                            )

__________________, 19___

                  Columbia Energy Group ("Columbia"), a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), located at 13880 Dulles Corner Lane, Herndon, Virginia 20171-4600, has filed an application-declaration seeking authority to engage in the factoring of accounts receivable for associate and nonassociate companies.

                  The application - declaration and any amendments thereto are available for public inspection through the Commission's office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ___________, 19___, to the Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the applicants-declarants at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this manner. After said date, the application-declaration, as filed or as it may be amended, may be permitted to become effective.

                  For the Commission by the Division of Investment Management, pursuant to delegated authority.

                                                      Jonathan G. Katz

                                                      Secretary


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